601 Jefferson Street • Suite 3400

Houston, Texas 77002

April 12, 2013

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

RE:	KBR, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed February 20, 2013

File No. 1-33146

Dear Mr. Decker:

Thank you for your letter dated April 1, 2013, regarding the SEC’s comments on the KBR, Inc. (“KBR”) filing referenced above. Attached are our responses to each of your specific comments. For your convenience, our responses are prefaced by the SEC staff’s corresponding comment in italicized text and in our proposed disclosures, we have used “[TBD]” to reflect information that we are in the process of finalizing.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-3635 (fax no. (713) 753-6604) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 753-3310).

Sincerely,

/s/ Dennis Baldwin
Dennis Baldwin
Senior Vice President and Chief Accounting Officer

Attachment

TO:	Securities and Exchange Commission
Division of Corporation Finance

FROM:	KBR, Inc.

RE:	KBR, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 20, 2013
File No. 1-33146

Form 10-K for the Year Ended December 31, 2012

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Response:

We acknowledge the Staff’s comment and will comply with this request as appropriate.

Management’s Discussion and Analysis

Executive Overview, page 24

2.	Management’s Discussion and Analysis should enable users to assess your financial condition and results of operations with particular emphasis on your prospects for the future. The discussion and analysis shall focus specifically on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. In addition, Item 303(a)(3)(ii) of Regulation S-K requires disclosure of known trends or uncertainties that you reasonably expect will have a material impact on revenues or income from continuing operations. In this regard, to the extent that any significant projects, including the completion of any significant projects, are reasonably expected to have a material impact on either your consolidated or segment results of operations, please address in your discussion. Similarly, please expand your disclosures for any other material trends. For example, in the Form 8-K filed on January 10, 2013, significant project charges and higher than expected labor cost absorption charges led to approximately a 33% reduction in your projected 2012 earnings per diluted share. Refer to Sections 501.01, 501.02 and 501.12 of the SEC’s Codification of Financial Reporting Policies for guidance.

Response:

We acknowledge the Staff’s comment and will disclose in future filings, including our upcoming Form 10-Q, appropriate key variables and qualitative and quantitative factors necessary for an understanding and evaluation of our business. In addition, where appropriate, we will expand our disclosures to include known trends or uncertainties that we reasonably expect will have a material impact on our revenues or income from continuing operations.

We do not anticipate a significant impact from projects that generated loss provisions during the fourth quarter of 2012 as a result of specific material events. Therefore, no additional disclosures are required.

We intend to amend our disclosures in our upcoming Form 10-Q to read substantially as follows:

Business Environment

Hydrocarbons

Ongoing major projects for our Hydrocarbons business group, which we expect to significantly impact our results of operations, include the Ichthys and the Gorgon LNG projects. Work began on the Ichthys LNG project in 2012, and the project is expected to contribute significant revenues to the Gas Monetization business unit in 2013 and beyond. Major projects expected to be nearing completion in 2013 are the Escravos GTL and Skikda LNG projects. Both of these projects are not expected to continue to be major revenue drivers in the future.

Infrastructure, Government and Power Markets (“IGP”)

Ongoing major projects for our IGP business group include the LogCAP IV and the Aspire Defence Services projects. The LogCAP IV project began in 2011, simultaneously with the completion and ramp-down of the LogCAP III project. Although smaller in scope than the LogCAP III project, we expect the LogCAP IV project to provide significant revenue to our IGP business group in 2013. The Aspire Defence project is an ongoing project to provide support to the United Kingdom MoD. We expect this project to continue to provide significant revenue to our IGP business group in 2013.

Summary of Consolidated Results, page 25

3.	In the third quarter of 2012, you determined that both the actual and expected income and cash flows for the Minerals reporting unit were substantially lower than previous forecasts due to lower than expected project bookings and losses from ongoing projects acquired. You also identified deterioration in the economic conditions of the minerals markets. As a result of these triggering events, you performed an interim goodwill impairment test on your Minerals reporting unit and recorded a noncash goodwill impairment charge of $178 million in the third quarter of 2012. This impairment charge represented approximately 60% of your operating income for the year ended December 31, 2012.

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the SEC’s Financial Reporting Codification. Also, Section 216 of the SEC’s Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” To the extent that you gather and analyze information regarding the risks of recoverability of your assets in the future, such information may be required to be disclosed if it would be material and useful to investors.

In this same regard, please disclose what consideration you gave as to whether other long-lived assets related to the Minerals business unit may also be impaired.

Response:

We acknowledge the Staff’s comment that we have an obligation to provide information to forewarn public investors of deteriorating conditions which, if unless reversed, may result in a subsequent write-off. In the future, to the extent that we gather and analyze information regarding risk of recoverability of our assets, we will disclose this information if it would be material and useful to investors.

We intend to amend our disclosures in our upcoming Form 10-Q to read substantially as follows:

Business Environment

Infrastructure, Government and Power Markets (“IGP”)

In the third quarter of 2012, during the course of our annual strategic planning process, we determined that both the actual and expected income and cash flows for our Minerals reporting unit were substantially lower than previous forecasts due to losses from ongoing projects acquired as part of the acquisition of R&S. We also identified deterioration in economic conditions in the minerals markets and less than expected actual and projected income and cash flows for the Minerals reporting unit, which is part of our IGP segment. This resulted in a reduction of our forecasts of the sales, operating income and cash flows of our Minerals reporting unit expected in 2013 and beyond. Therefore, we performed an interim goodwill impairment test during the third quarter of 2012. As a result of our interim goodwill impairment test, we recorded a noncash goodwill impairment charge of $178 million in the third quarter of 2012, reducing the Minerals reporting unit’s goodwill from its December 31, 2011 balance of $263 million to $85 million at September 30, 2012.

To arrive at the Minerals reporting unit’s future cash flows, we used estimates of economic and market assumptions, including growth rates in revenues, costs and estimates of future expected changes in operating margins, tax rates and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. We will continue to monitor conditions in the minerals market and its potential effects on the recoverability of the Minerals reporting unit assets. However, if market conditions change compared to our expectations, or if actual future results of operations fall below our projections, the remaining $85 million of the Minerals reporting unit goodwill could become further impaired in the future.

In our intangible assets discussion in Note 6 Goodwill and Intangible Assets to our Form 10-K for the year ended December 31, 2012, we disclosed that we performed an undiscounted cash flow analysis due to the triggering event identified in the Minerals reporting unit and did not identify any impairment of intangible assets. In addition, we evaluated the other long term assets consisting mainly of property, plant and equipment, which are insignificant to our Minerals reporting unit or our consolidated financial statements, and did not identify an impairment of those assets.

Critical Accounting Policies, page 26

Deferred Taxes and Tax Contingencies, page 29

4.	Beginning in the second quarter of 2012, you provided for U.S. federal and state income taxes on 50% of the earnings of your Australian operations. Please expand your disclosures to address how you concluded the remaining 50% should be considered permanently reinvested. Please address your specific plans for reinvestment for these undistributed earnings that demonstrate remittance of the earnings would be postponed indefinitely. Please refer to paragraph ASC 740-30-25-17.

Response:

We acknowledge the Staff’s comments requesting us to address our specific plans for reinvestment of the remaining 50% of our undistributed earnings from our Australian operations.

In determining whether we had sufficient evidence to indicate that our accumulated and remaining 50% undistributed earnings related to Australia are indefinitely reinvested, we considered the following specific plans:

Foreign operations working capital – Our significant foreign operations, including our operating centers in the U.K. and Australia, as well as the number of international projects currently in process, have a substantial need for offshore working capital to support payroll, subcontractor, our non-US pension plan and other costs. Although we strive to structure payment terms and schedules in our customer contracts to be neutral or even positive, increased foreign project awards will likely require greater initial investment in working capital.

Expected growth in international operations – We are experiencing a significant growth trend in our Gas Monetization business unit primarily in Australia and the Asia-Pacific region. This is evidenced by the recent awards of the Gorgon and Ichthys LNG projects in Australia as well as a number of sizable opportunities in the LNG market in the Asia-Pacific region. These opportunities represent a significant gross award value and form a considerable portion of our expected growth over the next 5 – 7 years. We expect a substantial portion of this work to be executed through our operating centers in Perth, Australia and other offices in the region.

In addition to the LNG opportunities in Australia, our Infrastructure business unit, which is based in Australia, expects to grow its water, transportation and facilities engineering businesses as well as expand into related EPC projects in the region, while our Minerals business unit will continue to focus on growth opportunities in the Asia-Pacific region. Additionally, we see significant growth opportunities for EPCM projects in Africa for our Gas Monetization and Downstream business units.

Foreign acquisition and investments – KBR continues to focus on strategic acquisitions and investments as appropriate and seeks opportunities in order to accelerate execution of our core attributes and competencies. Specifically, KBR expects to consider adding new technologies through acquisitions or alliances, which could require significant cash commitments.

We intend to amend our disclosures in our upcoming Form 10-Q to include substantially the following:

In determining whether the remaining 50% of our Australia earnings would be considered permanently reinvested, we considered our future non-US cash needs such as, 1) our anticipated international operations’ working capital requirements, including funding of our non-US pension plans; 2) the expected growth opportunities in our international markets, and; 3) our plans to capture strategic acquisition and investment opportunities in the international arena.

Results of Operations, page 32

General

5.	Please expand your discussion to disclose the effects of any material revisions in contract estimates. Please also revise the footnotes to your financial statements pursuant to ASC 605-35-50-9, if appropriate.

Response:

We acknowledge the Staff’s comments requiring us to expand our discussion to disclose the effects of material revisions in contract estimates and if appropriate, to revise the footnotes to our financial statements pursuant to ASC 605-35-50-9.

We intend to amend our disclosures in the Results of Operations and the footnotes to the consolidated financial statements in our upcoming Form 10-Q to include substantially the following:

During the quarter ended March 31, 2013, significant revisions to contract estimates had a $[TBD] million positive impact on the segment operating income of our Hydrocarbons business group as a result of revised project cost estimates on two of projects in our Gas Monetization business unit.

Income (Loss) by Business Group, page 34

6.	Your current presentation of total business group income outside of the ASC 280 note to the financial statements constitutes a non-GAAP financial measure. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We acknowledge the Staff’s comments but note that on page 32 of our Form 10-K, for the period ended December 31, 2012, we disclosed that we analyze the financial results for each of our four business groups including the related business units within Hydrocarbons and IGP. The business groups presented are consistent with our reportable segments discussed in Note 5 to our consolidated financial statements. While certain business units and product service lines presented below do not meet the criteria for reportable segments in accordance with ASC 280—Segment Reporting, we believe this supplemental information is relevant and meaningful to our investors.

In addition, we indicated that for purposes of reviewing the results of operations, “business group income” is calculated as revenue less cost of services managed and reported by the business group and are directly attributable to the business group. Business group income excludes unallocated corporate, general and administrative expenses and other non-operating income and expense items.

At the bottom of the Income (loss) by Business Group table on page 33 of our Form 10-K for the same period noted above, we reconciled Total business group income to Total operating income, as presented on our Consolidated Statements of Income.

We believe that we have provided the information that is necessary to assist a reasonable user of our financial statements in their understanding of the nature and use of business group income by KBR management.

Backlog, page 41

7.	To the extent material, please disclose the amount of backlog related to uncompleted contracts for which you have recorded a provision for estimated losses.

Response:

We acknowledge the Staff’s comments requesting us to disclose the amount of backlog related to uncompleted contracts for which we have recorded a provision for estimated losses. In our Form 10-K for the period ended December 31, 2012, we disclosed our backlog and the amount of backlog that will be executed within one year. We believe that this disclosure meets the requirements of Item 101(c)(1)(viii) of Regulation S-K.

In addition, at December 31, 2012, the amount of backlog related to uncompleted contracts for which we have recorded a provision for estimated losses was immaterial to our consolidated financial statements or our backlog. Therefore, we believe that our disclosures are appropriate. However, we will consider this expanded disclosure for future filings if determined to be material.

Financial Statements

Notes to the Financial Statements

Note 1. Description of Company and Significant Accounting Policies, page 65

General

8.	Please provide the disclosures required by Rule 5-02.3(c)(1) of Regulation S-X related to the amounts of retainages receivable, including the portion expected to be collected after one year, and, if practicable, the years in which the amounts are expected to be collected.

Response:

We acknowledge the Staff’s comments and will revise our future filings to include the amounts of retainage receivable including the portion we expect to collect after one year, as required by Rule 5-02.3(c)(1) of Regulation S-X. Given the nature of the related tasks or contracts, it is not practicable for us to disclose the years in which the amounts are expected to be collected. We however intend to amend our disclosures in our upcoming Form 10-Q to read substantially as follows:

Retainage receivable

Retainage receivable represents balances billed but not paid by clients pursuant to retainage provisions in the contracts and will be due upon completion of specific tasks or the completion of the contract. Our retainage receivable excludes amounts withheld under Form1s related to certain contracts with the U.S. government as disclosed in our U.S. Government Matters footnote and Note 9 of our Form 10-K for the period ended December 31, 2012. As of March 31, 2013 and December 31, 2012, the current portion of retainage receivable included in accounts receivable was $[TBD] and $84 million, respectively and the noncurrent portion of retainage receivable included in other noncurrent assets was $[TBD]and $11 million, respectively.

9.	Please disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-405-50-2.

Response:

We acknowledge the Staff’s comments and intend to amend our disclosures in our upcoming Form 10-Q to read substantially as follows to the extent applicable:

As of March 31, 2013 and December 31, 2012, we held advances from customers of $[TBD] million and $[TBD] million, respectively, netted against unbilled receivables on uncompleted contracts.

Accounting for Pre-Contract Costs, page 66

10.	Please disclose the amount of pre-contract costs deferred, if material. Refer to ASC 910-340-50-1.

Response:

We acknowledge the Staff’s comments and note that as of the periods ended December 31, 2012 and 2011, we had not deferred any pre-contract costs. We intend to amend our disclosures in our upcoming Form 10-Q to read substantially as follows:

Accounting for pre-contract costs

Pre-contract costs incurred in anticipation of a specific contract award are deferred only if the costs can be directly associated with a specific anticipated contract and their recoverability from that contract is probable. Pre-contract costs related to unsuccessful bids are written off no later than the period we are informed that we are not awarded the specific contract. Costs related to one-time activities such as introducing a new product or service, conducting business in a new territory, conducting business with a new class of customer or commencing new operations are expensed when incurred. We had no deferred pre-contract costs at March 31, 2013 and December 31, 2012.

Note 8. Debt and Other Credit Facilities, page 79

11.	You are subject to financial covenants under your credit agreement. Please disclose whether you were in compliance with your debt covenants. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet, along with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

We acknowledge the Staff’s comments and note that as of December 31, 2012, we were in compliance with our debt covenants.

We intend to amend our disclosures in our upcoming Form 10-Q to read substantially as follows:

The Credit Agreement contains customary covenants which include financial covenants requiring maintenance of a ratio of consolidated debt to consolidated EBITDA not greater than 3.5 to 1 and a minimum consolidated net worth of $2 billion plus 50% of consolidated net income for each quarter beginning December 31, 2011, and 100% of any increase in shareholders’ equity attributable to the sale of equity interests. At March 31, 2013, we were in compliance with our debt covenants.

Note 9. U.S. Government Matters

Government Compliance Matters, page 82

12.	For certain matters including the Construction Services matter disclosed on page 84 or the Electrocution litigation disclosed on page 85, it is not clear if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred. If so, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

Response:

We acknowledge the Staff’s comments and will revise future filings to clarify if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, as necessary, pursuant to ASC 450-20-50.

We intend to amend our disclosures in our upcoming Form 10-Q to include substantially the following:

Construction Services

Notwithstanding, as of March 31, 2013, we have accrued our estimate of probable loss related to this matter and do not believe we face a risk of significant loss in excess of the amounts accrued.

Electrocution litigation

At this time, we believe the likelihood we would incur a loss related to this matter is remote. As of March 31, 2013, no amounts have been accrued.

Containers, page 83

13.	You do not believe that you face a risk of significant loss from any disallowance of costs in excess of amounts you have withheld from subcontractors and the loss accruals you have recorded. You believe the likelihood that you have incurred a loss related to this matter is remote. Given that you have recorded a loss accrual, it would appear that you have determined a loss is probable pursuant to ASC 450-20-25-1. Please further clarify your disclosures. For example, it is not clear if you intended to state that a loss in excess of the amount accrued is remote.

Response:

We acknowledge the Staff’s comments and will expand our future filings to further clarify our disclosures as necessary pursuant to ASC 450-20-25-1

We intend to amend our disclosures in our upcoming Form 10-Q to include substantially the following:

Containers

At this time, we believe that the likelihood we would incur a loss related to this matter in excess of the amounts we have withheld from subcontractors and the loss accruals we have recorded is remote.

Investigations, Qui Tams and Litigation, page 84

14.	For certain matters, including the Burn Pit litigation, you indicate that you cannot at this time accurately predict the outcome nor can you reliably estimate a range of possible loss, if any. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please expand your disclosures as necessary pursuant to ASC 450.

Response:

We acknowledge the Staff’s comments and note that members of our internal legal and financial teams quarterly evaluate the status of legal matters in determining the probability of the incurrence of a loss and whether a loss is reasonably estimable, along with evaluating the quarterly and annual disclosures regarding such matters for compliance under ASC 450. We consider the facts and the applicable laws, and obtain the opinion of external counsel, if applicable, in order to make this determination on a case by case basis.

For certain matters, we may have no practical way to assign damages for a class of plaintiffs that has not been delineated, for locations that are not identified, for time periods that are not set and for as of yet undisclosed illnesses or possible impacts of the actions that are alleged against us.

We intend to amend our disclosures in our upcoming Form 10-Q to include substantially the following:

Burn Pit litigation

In February 2013, the Court dismissed the case against KBR, accepting all of KBR’s defense claims including the Political Question Doctrine; the Combat Activities Exception in the Federal Tort Claims Act; and Derivative Sovereign Immunity. The plaintiffs filed their notice of appeal with the Fourth Circuit Court of Appeals on March 27, 2013. At this time, we believe the likelihood that we would incur a loss related to this matter is remote. As of March 31, 2013, no amounts have been accrued.

Sodium Dichromate litigation

At this time, we believe the likelihood that we would incur a loss related to this matter is remote. As of March 31, 2013, no amounts have been accrued.

Note 15. Equity Method Investments and Variable Interest Entities, page 101

15.	Given that your equity in earnings of unconsolidated affiliates, net line item appears represent a very significant portion of your income for the year ended December 31, 2012, please provide us with your significance tests for the year ended December 31, 2012 for each significant equity method investment to demonstrate how you determined that separate financials pursuant to Rule 3-09 of Regulation S-X were not required.

Response:

We acknowledge the Staff’s comment and note that we performed our significant subsidiary test for the year ended December 31, 2012, pursuant to the requirements of Rule 3-09 of Regulation S-X. Under separate cover in accordance with 17 C.F.R. § 200.83 (“Rule 83”) and Rule 12b-4 under the Securities Exchange Act of 1934 (“Rule 12b-4”), we have supplementally and confidentially provided to the Staff our test. We request that this supplemental material be kept confidential under Rule 83 and that this supplemental material be returned to us in full in accordance with Rule 12b-4.

16.	Please disclose in the summarized information required by Rule 4-08(g) of Regulation S-X the amounts of redeemable stock and non-controlling interests, if any.

Response:

We acknowledge the Staff’s comments and will revise future filings to include information on redeemable preferred stocks and non-controlling interests, if any, as required by Rule 4-08(g) of Regulation S-X.

We intend to amend our disclosures in our 2013 Form 10-K to read substantially as follows and we will include the addition of the non-controlling interest line items to our tabular disclosures as presented in the table below:

As of December 31, 2013 and 2012, our summarized financial information included [TBD] and $0, respectively, related to redeemable stock.

Equity Method Investments

Balance Sheet

	December 31,
	2013		2012
Current assets	[TBD	]	$3,129
Noncurrent assets	[TBD	]	4,159
Total assets	[TBD	]	$7,288

Current liabilities	[TBD	]	$2,460
Noncurrent liabilities	[TBD	]	4,424
Total KBR member’s equity	[TBD	]	286
Noncontrolling interests	[TBD	]	118
Total member’s equity	[TBD	]	404
Total liabilities and member’s equity	[TBD	]	7,288

Unconsolidated VIEs, page 102

Aspire Defence Project, page 102

17.	Your maximum exposure to construction and operating joint venture losses is limited to the funding of any future losses incurred by the entities under their respective contracts with the project company. Please help us better understand how you considered your obligation to fund future losses in determining that you were not the primary beneficiary pursuant to ASC 810-10-25-38.

Response:

We acknowledge the Staff’s comments and note that we performed our assessment to determine if we were the primary beneficiary of our Aspire Defence joint venture pursuant to ASC 810-10-25-38. Based on our assessment, we determined that we do not have a controlling financial interest in this variable interest entity and therefore we concluded we are not the primary beneficiary. Our maximum exposure to loss is limited to our proportional share of any additional amounts, if required, to fund future losses of the variable interest entities.

We intend to amend our disclosures in our upcoming Form 10-Q to include substantially the following:

Our maximum exposure to construction and operating joint venture losses is limited to our proportion of the amounts required to fund future losses incurred by those entities under their respective contracts with the project company.

Note 16. Transactions with Former Parent, page 104

18.	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred in regards to the tax disputes with Halliburton, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Response:

We acknowledge the Staff’s comments and note that members of our internal legal and financial teams quarterly evaluate the status of legal matters in determining the probability of the incurrence of a loss and whether a loss is reasonably estimable, along with evaluating the quarterly disclosures regarding such matters for compliance under ASC 450. We consider the facts and the applicable laws, and obtain the opinion of external counsel, if applicable, in order to make this determination on a case by case basis.

With respect to our transactions with former parent, on a quarterly basis, key members of our legal and finance teams discuss this matter with outside counsel in order to assess the associated risk and to consider other relevant issues. This matter is expected to be resolved through an arbitration proceeding in May 2013 and a hearing before an accounting referee later in the year.

We intend to amend our disclosures in our upcoming Form 10-Q to include substantially the following:

During the fourth quarter of 2011, Halliburton provided notice and demanded payment for $256 million, an amount significantly greater than our accrued liability, that it alleges are owed by us under the tax sharing agreement for various other tax-related transactions pertaining to periods prior to our separation from Halliburton. We believe that the amount in the demand notice is invalid based on our assessment of Halliburton’s methodology for computing the claim. As a result of our consideration of the risks associated with this matter as well as discussions with outside counsel, we recorded and disclosed in our Form 10-K for the period ended December 31, 2012, a “Due to former parent, net” amount of $49 million. We believe the probability that we will incur a loss in excess of this amount is remote.

19.	Please clarify in your disclosures whether you have reflected the tax benefits related to the bolts matter payment in your reconciliation of uncertain tax positions on page 94.

Response:

We acknowledge the Staff’s comments but note as discussed in Note 16 Transaction with Former Parent in our Form 10-K for the period ended December 31, 2012, that based on advice from outside counsel, we have determined it is more likely than not that we are the proper taxpayer to recognize the benefit. Accordingly, we have not established a tax reserve for uncertain tax positions related to the Barracuda bolts matter and have not reflected any portion of the tax benefits related to the matter in the reconciliation of uncertain tax positions on page 94.

In connection with our responses to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.